Notice of Exempt Solicitation

NAME OF REGISTRANT: Amazon.com Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2020 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 16st, 2020

Dear Amazon.com Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 6 on the proxy card, which asks the Company to report on median pay gaps across race and gender. The Proposal makes the following request:

Resolved: Shareholders request Amazon report on median pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Pay gaps are literally defined as the median pay of minorities and women compared to the median pay of non-minorities and men. Median pay is considered the valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization. That is the data investors seek. While diversity data and statistically-adjusted pay audits represent progress, that data is not a stand in for pay gap disclosures. The definition is clear.

2.	Best practice pay equity reporting consists of two parts:
1.	unadjusted pay gaps, median gaps assess how jobs are distributed by race and gender, and which groups hold the high-paying jobs - the data requested in this proposal.
i.	The median pay of minorities/women working full time versus non-minorities/ men working full time. This is literally the definition of the pay gap.
ii.	Black workers in the U.S. earn 75.6 cents on the dollar versus white workers.
iii.	Women in the U.S. earn 82 cents on the dollar versus men on this basis.
iv.	United Kingdom companies are mandated to report median pay.
2.	adjusted gaps, a statistical assessment of pay between minorities/non-minorities, women/men, performing similar roles - data we previously pressed Amazon to report.

i.	What minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
ii.	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]
iii.	United States companies prefer to report on this basis as the gaps are smaller and easier to remedy.

3.	Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

1.	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
2.	Citigroup was the first US company to publish its global gender and US minority pay gap in January 2019. It has since shrunk those gaps 3 and 1 points respectively. Large company peers like Adobe, Mastercard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for not just UK, but U.S. and global operations.
3.	There are many ways to shrink racial/gender pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the pay gap itself.

Board Opposition Statement

1.	Representation data and statistically-adjusted pay numbers are not a substitute for median pay gap reporting. The Board contends the disclosure is unnecessary, arguing statistically-adjusted pay numbers and representation data are adequate. At present, Amazon does not provide a metric for investors to compare median pay gap data year-over-year or compare Amazon’s performance to its peers’ reporting.

2.	Reporting raw median pay gap numbers is not “vaguely-described.” The Board argues reporting “median pay gaps across race and gender” is “vaguely-described,” yet Amazon reports much more vague statistically-adjusted pay gap numbers. Not only is the proponents request for median pay gap data clear, but median pay gaps are a widely used metric that the company already complies with in the U.K. Raw data, like a median number, is far less complicated and “vague” than the statistical analysis currently being conducted for multi-factor adjusted pay disclosures.

Further, the Proposal’s supporting statement also affords a great deal of flexibility for the geographies on which the company is being asked to report, so as not to micro-manage, asking for:

•	percentage median gender pay gap, globally and/or by country, where appropriate
•	percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate

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1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

3.	Many U.S. companies report median data for their U.K. Operations, and a growing number are reporting for U.S. and global operations as “best practice.”

Amazon attempts to assert that reporting median pay gaps is not a “best practice,” despite reporting median gaps itself, for its UK operations.

And while Amazon contends that such data “does not provide the information our managers and leaders need to make hiring, promotion, and retention decisions,” such data certainly provides Amazon’s investors a yardstick by which to measure those managers and leaders progress in narrowing median pay gaps.

The Proponent disagrees with the board’s contention that reporting on median pay gaps across race and gender is not a “practical or useful approach that would enhance understanding of or accountability for our diversity and inclusion efforts.” In fact, Amazon’s refusal to publish unadjusted pay gap data is reflective of a lack of transparency and accountability to investors, not to mention employees.

As stated above, major U.S. and international companies already utilize median pay gap data as best practice and a key data point. In the U.S., peers reporting this data include Adobe, Mastercard, Citibank, Bank of New York Mellon, Wyndham Resorts and Hotels, and Pfizer, not to mention U.K. peers who publish this data widely. The question is – why aren’t U.S. investors given the transparent pay gap disclosures United Kingdom investors are afforded, when the act of disclosure has been shown to improve performance?

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improved diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Please contact Natasha Lamb at natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.